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January 17, 2024

VIA EDGAR

Charles Guidry

Jennifer Gowetski

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-7010

Re:	Sinopec Shanghai Petrochemical Company Limited

Form 20-F for Fiscal Year Ended December 31, 2022

Response dated November 6, 2023

File No. 001-12158

Dear Mr. Guidry and Ms. Gowetski:

On behalf of Sinopec Shanghai Petrochemical Company Limited (the “Company”), this letter responds to your letter, dated December 18, 2023 (the “Comment Letter”), regarding the above-referenced filing on Form 20-F (the “Annual Report”). Your comment is set forth below, followed by the corresponding response. For ease of reference, the heading and numbered paragraph below correspond to the heading and numbered comment in the Comment Letter. The response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 85

1.

We note that you do not believe that any members of your board of directors, including those who are members or officials of the CCP Committee of the Company, are Chinese Communist Party officials. Please clarify the basis for this statement given Article 33 of the Chinese Communist Party Constitution addresses the leading Party members groups or Party committees of state-owned enterprises, indicating they should play a leadership role and discuss and decide on major issues of their enterprise in accordance with regulations. In your response, please address the following:

•

Please explain to us in reasonable detail the roles and responsibilities of the CCP Committee of the Company, including how they participate in deciding the major issues of their enterprise and the extent to which this group approves and directs major decisions and activities of their enterprise.

January 17, 2024

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Response: The roles and responsibilities of the CCP Committee of the Company are described in Article 11 and Article 126 of the Articles of Association of the Company (the “Articles”): as stated in the Articles, in accordance with the Company Law of the People’s Republic of China (“Company Law”) and the Constitution of the Chinese Communist Party (the “Party”), the Company shall set up Party organizations, which play the role of political core in the Company, shall set up related Party working organs, and shall maintain an adequate level of staffing to handle Party affairs as well as sufficient funding necessary for the activities of the Party organizations; if any matters to be resolved by the board of directors (the “Board”) involve significant matters such as direction of reform and development, key objectives, and priority operational arrangements of the Company, the Board shall seek advice from the Party committee; when the Board appoints the management personnel of the Company, the Party committee shall consider and provide comments on the candidates for management positions nominated by the Board or the general manager, or recommend candidates to the Board and/or the general manager.

It is important to note that, as stipulated in the Company Law and the Articles, the authoritative organ of the Company is its shareholders’ general meeting, and the Board reports to the shareholders’ general meeting. Although the CCP Committee of the Company has the responsibilities described above, according to law, all major matters relating to the Company’s operation are ultimately decided by the Board and the shareholders pursuant to the shareholders’ general meeting. Therefore, the only binding authority with respect to the operation and management of the Company is vested in the Board and shareholders.

•

Please provide us with a detailed explanation of the roles and responsibilities of each of your directors who is also an official or member of the CCP Committee of the Company on your operations and major decisions.

Response: As disclosed in the Company’s response dated November 6, 2023, four directors of the Company take positions in the CCP Committee of the Company. In the table below, we describe in detail the roles and responsibilities of each of the four directors.

The Company’s Directors Who Are Also Members of the CCP Committee of the Company	Main Positions in the Company	Main Functions and Powers of Their Positions
Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu	Executive Director

As stipulated in Article 124 of the Articles, the Board has the following functions and powers:

(1)   to be responsible for convening shareholders’ general meetings and reporting on its work to the shareholders’ general meeting;

(2)   to implement the resolutions of the shareholders’ general meetings;

(3)   to decide on the Company’s business plans and investment proposals;

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The Company’s Directors Who Are Also Members of the CCP Committee of the Company	Main Positions in the Company	Main Functions and Powers of Their Positions

(4)   to formulate the Company’s proposed annual financial budgets and final accounts;

(5)   to formulate the Company’s profit distribution plans and plans for recovery of losses;

(6)   to formulate the Company’s financial strategy, the Company’s plan to increase or decrease its registered capital, the Company’s acquisition of its own shares and the issuance of any type of securities (including but not limited to corporate bonds) and plans for listing or repurchasing Company stocks as per item (1) or (2) of Article 30 of these Articles of Association;

(7)   to draft plans for major acquisitions or disposals, and for the merger, division, dissolution or changing of the form of the Company;

(8)   to formulate the proposal for amendments to the Articles of Association;

(9)   to decide on matters relating to foreign investment, purchase or sale of assets, mortgage of assets, entrusted asset management and connected transactions by the Company within the scope of authority conferred by the shareholders’ general meeting;

(10)  to decide on issues relating to the provision of guarantee in favour of a third party within the scope of authority conferred by the shareholders’ general meeting;

(11)  to appoint or dismiss the Company’s general manager, and pursuant to the general manager’s nomination, to appoint or dismiss deputy general manager and financial officers of the Company; to appoint or dismiss the company secretary; and to decide on their remuneration;

(12)  to appoint or change the members of the boards of directors and supervisory committees of the Company’s wholly-owned subsidiaries, to appoint, change or recommend shareholder representatives, directors (or candidates) and supervisors (or candidates) to the Company’s controlled subsidiaries or subsidiaries in which the Company holds shares;

(13)  to decide on the establishment of the Company’s internal management structure;

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The Company’s Directors Who Are Also Members of the CCP Committee of the Company	Main Positions in the Company	Main Functions and Powers of Their Positions

(14)  to decide on the establishment of branch entities of the Company;

(15)  to formulate the Company’s basic management system;

(16)  to administer the disclosure of information by the Company;

(17)  to submit nominations for the appointment or change of accounting firms as the auditors of the Company to the shareholders’ general meeting;

(18)  to review the work reports of the general manager and monitor the work of the general manager;

(19)  to develop and review the Company’s policies and practices on corporate governance;

(20)  to review and monitor the training and continuous professional development of directors and senior management of the Company;

(21)  to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(22)  to develop, review and monitor the code of conduct and compliance manual applicable to employees and directors of the Company;

(23)  to resolve for the acquisition of the Company’s shares as per the circumstances as specified in item (3), (5) or (6) of Article 30 of these Articles of Association;

(24)  to decide other major matters and administrative matters not required by laws, administrative regulations or these Articles to be decided by the shareholders’ general meeting, and to sign other major agreements; and

(25)  to exercise other powers as stipulated by laws, administrative regulations, the rules and regulations of authorized departments or these Articles or as authorized by shareholders’ general meeting.

Save and except for the matters in sub-paragraphs (6), (7), (8) above which require the consent of two-thirds or more of all the directors, all the other matters may be approved upon resolution by a majority of all the directors (in which the matter as forth in sub-paragraph (10) is still subject to approval upon resolution by two-thirds or more of all the directors).

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The Company’s Directors Who Are Also Members of the CCP Committee of the Company	Main Positions in the Company	Main Functions and Powers of Their Positions
Wan Tao	(1) Chairman of the Board

As stipulated in Article 135 of the Articles, the chairman of the Board has the following functions and powers:

(1)   to preside over shareholders’ general meetings and convene and preside over meetings of the board of directors;

(2)   to organize the implementation of the responsibilities of the board of directors, and to supervise the implementation of board resolutions;

(3)   to sign the Company’s securities;

(4)   to sign major documents of the board of directors and other documents which require signature by the legal representative of the Company;

(5)   to exercise the powers of the legal representative;

(6)   in the case of major natural disaster or other circumstances of force majeure, to exercise special management of matters of the Company in accordance with laws, regulations, and the interests of the Company, and subsequently to report to the board of directors and shareholders’ general meeting; and

(7)   to exercise other powers as authorized by the board of directors.

	(2) Secretary of the CCP Committee of the Company	To implement the Party’s policies within the Company, preside over meetings of the CCP Committee of the Company, organize discussions and studies on major matters of the Company, and give proposals to the Board.

Guan Zemin	(1) Vice-Chairman of the Board	As stipulated in Article 135 of the Articles, the vice-chairman of the Board shall assist the chairman of the Board with his or her work; and when the chairman is unable to, or does not, perform his or her duties, the vice-chairman of the Board shall perform the said duties.

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The Company’s Directors Who Are Also Members of the CCP Committee of the Company	Main Positions in the Company	Main Functions and Powers of Their Positions
(2) General Manager

As stipulated in the Guidelines for General Manager of the Company, the general manager reports to the Board and has the following functions and powers:

(1)   to be in charge of the Company’s production, operation and management of the Company and organize the implementation of the resolutions of the board;

(2)   to organize the implementation of the Company’s annual business plan and investment plan;

(3)   to formulate the proposal for the internal management structure;

(4)   to formulate the setting up of the Company’s branch entities;

(5)   to formulate the basic management system;

(6)   to formulate the basic rules and regulations of the Company;

(7)   to propose the appointment and dismissal of the deputy general manager and financial officers;

(8)   to appoint or dismiss management personnel other than those required to be appointed or dismissed by the board of directors;

(9)   to decide on the salaries, awards or punishment, appointment, dismissal or removal of the staff and workers of the Company;

(10)  to propose the convening of interim board meetings; and

(11)  to exercise other powers conferred by the Company’s Articles and the board of directors.

	(3) Deputy Secretary of the CCP Committee of the Company	To implement decisions of the CCP Committee of the Company, assist the secretary of the CCP Committee of the Company in implementing the Party’s policies, participate in discussions and studies on major matters of the Company, and give proposals to the Board.

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The Company’s Directors Who Are Also Members of the CCP Committee of the Company	Main Positions in the Company	Main Functions and Powers of Their Positions
Du Jun	(1) Vice General Manager

As stipulated in Article 7 of the Guidelines for General Manager, a vice general manager shall assist the general manager in managing or coordinating certain work of the Company according to the division of work proposed, or as entrusted, by the general manager, and report to the general manager. A vice general manager shall be liable for the work managed or coordinated by, or entrusted to, him or her, and have the corresponding functions and powers. A vice general manager shall promptly report his or her important findings in daily work to the general manager; and shall give proposals to the general manager after investigation or research with respect to policy-related matters.

(2) Chief Financial Officer

As stipulated in Article 8 of the Guidelines for General Manager, the chief financial officer shall assist the general manager with financial management, investment and financing work, and report to the general manager.

	(3) Member of the CCP Committee of the Company	To assist the secretary of the CCP Committee of the Company in implementing the Party’s policies within the business area under his or her charge, participate in discussions and studies on major matters of the Company, and give proposals to the Board.

Huang Xiangyu	(1) Vice General Manager

As stipulated in Article 7 of the Guidelines for General Manager, a vice general manager shall assist the general manager in managing or coordinating certain work of the Company according to the division of work proposed, or as entrusted, by the general manager, and report to the general manager. A vice general manager shall be liable for the work managed or coordinated by, or entrusted to, him or her, and have the corresponding functions and powers. A vice general manager shall promptly report his or her important findings in daily work to the general manager; and shall give proposals to the general manager after investigation or research with respect to policy-related matters.

	(2) Member of CCP Committee of the Company	To assist the secretary of the CCP Committee of the Company in implementing the Party’s policies within the business area under his or her charge, participate in discussions and studies on major matters of the Company, and give proposals to the Board.

When exercising their right to vote at a meeting of the Board, the four directors of the Company who are also members of the CCP Committee of the Company each have one vote, and make decisions and bear liability independently. The Board currently consists of eleven directors. In addition to these four directors, there are two non-executive directors and five independent non-executive directors. These four directors’ opinions on the Company’s business decisions may be implemented only after they are ultimately considered and adopted by the Board.

January 17, 2024

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Based on the foregoing, the four directors who are also members of the CCP Committee of the Company follow the Company Law and other relevant laws and regulations of China, as well as the corporate decision-making procedures required by the Articles of the Company, in performing their responsibilities relating to the Company’s operations and major decisions.

The Company hereby advises the Staff that the non-executive directors Peng Kun and Xie Zhenglin, and the independent non-executive directors Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song are not members of the CCP Committee of the Company.

•

Please explain to us in more detail how you considered whether the CCP Committee of the Company has effectively been appointed by or is effectively acting as an agent for the Chinese Communist Party and whether the functions of this role would reasonably meet a definition of a Chinese Communist Party official.

Response: As stated in the Company’s previous response, the Company hereby advises the Staff that the term “official” of the Party is not defined in the Holding Foreign Companies Accountable Act (the “HFCA”), the Holding Foreign Companies Accountable Act Disclosure, Release No. 34-93701 or in related rules or interpretations. The Company believes that the four directors who are also members of the CCP Committee of the Company are not officials of the Party, mainly based on the following considerations:

(1)

The Company believes that, in the context of the HFCA, the term “official” of the Party means an individual who, relying on his or her position in the party, formulates policies of the Party, or makes policy decisions for the Party, or has a substantial influence on the Party’s formulation of policies or making of decisions. The members and officials of the bodies vested with policy-making authority for the Party are a matter of public record in China. The Company considered such public information to confirm that no member of the Company’s Board of Directors is a member of any such policy-making body for the Party.

(2)

The CCP Committee of the Company, as a primary level organization of the Party established in accordance with Article 30 of the Constitution of the Chinese Communist Party, only functions within the Company with respect to its production and operation. The members of the CCP Committee of the Company are elected through voting at a Party congress in the Company, and each member of the Board who is also a member of the CCP Committee of the Company works for the Company on a full-time basis, receives compensation and other benefits from the Company only, has no public responsibilities similar to those of a public servant in China, takes no full-time or part-time position in, or receives any remuneration from, any Party or government organization in China, and traditionally is not regarded as an “official” of the Party in China.

Although the Company believes that no member of the Company’s Board of Directors is a Party “official,” because the term “official” is not defined in the HFCA, readers may have different understandings of this term in different contexts. To resolve any continued concerns about this issue, the Company proposes to file an amendment to its Form 20-F for the fiscal year ended December 31, 2022 to amend the disclosure in Item 16I(ii) as set forth below:

(ii)	the table below sets forth the directors of the Company who are also members of the Chinese Communist Party Committee of the Company (the “CCP Committee”):

Director	Position in the CCP Committee of the Company	Position in the Company
Wan Tao	Secretary and Member of the CCP Committee of the Company	Chairman of the Board and Executive Director

Guan Zemin	Deputy Secretary and Member of the CCP Committee of the Company	Vice-Chairman of the Board, Executive Director and General Manager

Du Jun	Member of the CCP Committee of the Company	Executive Director, Vice General Manager and Chief Financial Officer

Huang Xiangyu	Member of the CCP Committee of the Company	Executive Director and Vice General Manager

*        *        *

January 17, 2024

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If you require additional information or have any questions about this letter, please do not hesitate to contact me at SLesmes@mofo.com or (202) 887-1585.

Sincerely,

/s/ Scott Lesmes
Scott Lesmes

Cc:	Du Jun, Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited